Exhibit 3.1

TRAVELCENTERS OF AMERICA LLC

AMENDMENT TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Amendment, dated as of January 25, 2010, to Amended and Restated Limited Liability Company Agreement of TravelCenters of America LLC, as amended June 15, 2007 and November 9, 2009 (the “LLC Agreement”).

1.               The second sentence of Section 9.7(a)(2) of the LLC Agreement is deleted and replaced in its entirety with the following text:

To be timely, a Shareholder’s notice shall be delivered to the Secretary at the principal executive offices of the Company not later than 5:00 p.m. (Eastern Time) on the one hundred twentieth (120th) day nor earlier than 5:00 p.m. (Eastern Time) on the one hundred fiftieth (150th) day prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting; provided, however, that in the event that the annual meeting is called for a date that is more than thirty (30) days earlier or later than the first anniversary of the date of the preceding year’s annual meeting, notice by the Shareholder to be timely must be so delivered not later than 5:00 p.m. (Eastern Time) on the tenth (10th) day following the earlier of the day on which (A) notice of the date of the annual meeting is mailed or otherwise made available or (B) public announcement of the date of the annual meeting is first made by the Company.

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IN WITNESS WHEREOF, TravelCenters of America LLC has caused this Amendment to Amended and Restated Limited Liability Company Agreement to be executed by its duly authorized officer as of the date first set forth above.

TRAVELCENTERS OF AMERICA LLC

By:	/s/ Mark R. Young
Name: Mark R. Young
Title: Executive Vice President and General Counsel